UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 3, 2017

Analog Devices, Inc.
(Exact name of registrant as specified in its charter)

Massachusetts	1-7819	04-2348234
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Technology Way, Norwood, MA	02062
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (781) 329-4700

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
⊠ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
⃞ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
⃞ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
⃞ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02      Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On March 3, 2017, David A. Zinsner, Senior Vice President, Finance and Chief Financial Officer of Analog Devices, Inc. (the “Company”), notified the Company that he is resigning from his CFO position effective March 17, 2017 and is leaving the Company on March 30, 2017.  Mr. Zinsner’s resignation does not reflect any dispute or disagreement with the Company.  Mr. Zinsner will receive a pro-rated bonus under the Corporation’s 2017 Executive Performance Incentive Plan for the first half of fiscal 2017 based on the actual bonus, if any, he would have received absent his departure.

Eileen Wynne, the Company’s Vice President and Chief Accounting Officer, will serve as the Company’s interim Chief Financial Officer, effective March 18, 2017 until a successor to Mr. Zinsner is named.  The Company has commenced a search for a new chief financial officer.

Ms. Wynne, 50, joined the Company in 1999 and has been Vice President and Chief Accounting Officer since April 2015. Prior to that, she served as Vice President, Chief Accounting Officer and Controller from May 2013 to April 2015 and Corporate Controller from April 2011 to May 2013. Prior to becoming Corporate Controller, Ms. Wynne served as our Assistant Corporate Controller from 2004 to 2011 and as our External Reporting Manager from 1999 to 2004. Ms. Wynne is a licensed Certified Public Accountant.

Ms. Wynne is party to our standard Employment Retention Agreement for executive officers, and our standard Indemnification Agreement for executive officers, both previously filed. There are no reportable family relationships or related person transactions involving the Company and Ms. Wynne.

A copy of the press release relating to these matters is attached hereto as Exhibit 99.1 to this Current Report, and is incorporated herein by reference.

Item 7.01      Regulation FD Disclosure.

On March 6, 2017, the Company announced receipt of the final regulatory approval from the Ministry of Commerce of China to complete its proposed acquisition of Linear Technology Corporation (“Linear”).  The parties expect to close the transaction on March 10, 2017.  The Company also announced updated financial guidance for the second fiscal quarter of 2017.  A copy of the press release is attached hereto as Exhibit 99.1 to this Current Report, and is incorporated herein by reference.

Item 8.01 Other Events.

The information contained in Item 7.01 is incorporated herein by reference.

This Current Report on Form 8-K contains forward-looking statements, which address a variety of subjects including, for example, the expected timing to close the Company’s acquisition of Linear. Statements that are not historical facts, including statements about our beliefs, plans and expectations, are forward-looking statements. Such statements are based on our current expectations and are subject to a number of factors and uncertainties, which could cause actual results to differ materially from those described in the forward-looking statements. The following important factors and uncertainties, among others, could cause actual results to differ materially from those described in these forward-looking statements: any faltering in global economic conditions or the stability of credit and financial markets, erosion of consumer confidence and declines in customer spending, unavailability of raw materials, services, supplies or manufacturing capacity, changes in geographic, product or customer mix, the ability to satisfy the conditions to closing of the proposed transaction with Linear, on the expected timing or at all; the occurrence of any event that could give rise to the termination of the merger agreement with Linear; the risk of stockholder litigation relating to the proposed transaction, including resulting expense or delay; higher than expected or unexpected costs associated with or relating to the transaction; the risk that expected benefits, synergies and growth prospects of the transaction may not be achieved in a timely manner, or at all; the risk that Linear’s business may not be successfully integrated with the Company’s following the closing; the risk that the Company and Linear will be unable to retain and hire key personnel; and the risk that disruption from the transaction may adversely affect Linear’s or the Company’s business and relationships with their customers, suppliers or employees. For additional information about factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to the Company’s filings with the Securities and Exchange Commission ("SEC"), including the risk factors contained in the Company’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K. Forward-looking statements represent management's current expectations and are inherently uncertain. Except as required by law, the Company does not undertake any obligation to update forward-looking statements made by the Company to reflect subsequent events or circumstances.

Item 9.01.     Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

99.1	Press release dated March 6, 2017

Important Additional Information Will Be Filed With The SEC

In connection with the proposed transaction, Analog Devices and Linear have filed and will file relevant information with the SEC, including a registration statement of Analog Devices on Form S-4 (the “registration statement”) that includes a prospectus of Analog Devices and a proxy statement of Linear (the “proxy statement/prospectus”). INVESTORS AND SECURITY HOLDERS OF LINEAR ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT ANALOG DEVICES, LINEAR AND THE PROPOSED TRANSACTION. A definitive proxy statement/prospectus has been sent to Linear’s shareholders. The registration statement, proxy statement/prospectus and other documents filed by Analog Devices with the SEC may be obtained free of charge at Analog Devices’ website at www.analog.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Analog Devices by requesting them by mail at Analog Devices, Inc., One Technology Way, P.O. Box 9106, Norwood, MA 02062-9106, Attention: Investor Relations, or by telephone at (781) 461-3282. The documents filed by Linear with the SEC may be obtained free of charge at Linear’s website at www.linear.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Linear by requesting them by mail at Linear Technology Corporation, 1630 McCarthy Blvd., Milpitas, CA, 95035-7417, Attention: Investor Relations, or by telephone at (408) 432-2407.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

  SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 6, 2017	ANALOG DEVICES, INC.

	By:	/s/ Margaret K. Seif
Margaret K. Seif
Senior Vice President, Chief Legal Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated March 6, 2017